SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 16 June 2009
Commission file number: 001-14958
NATIONAL GRID plc

(Registrant’s Name)
1-3 Strand
London
WC2N 5EH

(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934. Yes  ☐                No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual Review
2008/09
Focused on delivery.

What’s inside?

01

Business Overview

01	Vision, strategy and objectives
02	Highlights
04	Chairman’s statement
06	Chief Executive’s review
08	How we operate
10	Our vision and objectives in action

02

Board of Directors

16	Board of Directors

03

Summary Operating
and Financial Review

18	Summary Operating and Financial Review
18	Financial performance
19	Dividends
19	Dividend policy
19	Cash flow
19	Net debt
19	Net pension and other post-retirement obligations
19	Treasury policy
19	Going concern
20	Performance summary

04

Summary Directors’
Remuneration Report

22	Summary Corporate Governance
22	Summary Directors’ Remuneration Report
22	Role of the Remuneration Committee and its terms of reference
23	Remuneration policy
23	Executive Directors’ remuneration
24	Share ownership guidelines
24	Executive Directors’ service contracts
24	Non-executive Directors’ remuneration
24	Non-executive Directors’ letters of appointment
25	Performance graph

05

Summary financial statements

26	Summary consolidated income statement
27	Summary consolidated balance sheet
27	Summary consolidated cash flow statement
28	Basis of preparation and accounting policies
28	Independent Auditors’ Statement to the Members of National Grid plc

06

Shareholder information

29	Financial calendar
29	Dividends
29	Website and electronic communication
29	Shareholder Networking
29	Share dealing, individual savings accounts (ISAs) and ShareGift
29	Capital Gains Tax
29	Shareholdings

Important Notice
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full Cautionary Statement on the back cover.

National Grid plc Annual Review 2008/09

Vision, strategy and objectives

Our vision is the long term aspiration for National Grid – what we want to be in the future.	Vision
We, at National Grid, will be the foremost international electricity and gas company, delivering unparalleled safety, reliability and efficiency, vital to the well-being of our customers and communities.

We are committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.

Our strategy and objectives are a medium term step in the journey towards the vision – what we are doing over the next few years.	Strategy and Company objectives
We will build on our core UK and US, electricity and gas, regulated business base and financial discipline to deliver sustainable growth and superior financial performance.

▪ Driving improvements in our safety, customer and operational performance	▪ Becoming more efficient through transforming our operating model and increasingly aligning our processes
▪ Delivering strong, sustainable regulatory and long-term contracts with good returns	▪ Building trust, transparency and an inclusive and engaged workforce
▪ Modernising and extending our	▪ Developing our talent, leadership skills and capabilities
transmission and distribution networks ▪ Expanding our capabilities and identifying new financeable opportunities to grow	▪ Positively shaping the energy and climate change agenda with our external stakeholders in both regions

Responsibility
Our strategy and Company objectives are underpinned by our commitment to corporate responsibility. We will operate to the highest standards of corporate governance and conduct our business in a lawful and ethical manner.

The vision, strategy and Company objectives flow down into every employee’s annual performance objectives – what we are doing now and how we ensure we achieve our strategy and vision.	Line of sight

Our strategy and Company objectives provide the basis for the annual priorities for each line of business and global function.

These annual priorities form the basis of the objectives for the Executive Directors and flow down the organisation into the individual objectives for every manager and employee. Consequently the actions required to deliver the strategy are allocated and aligned with employee responsibilities.

Our aim is that every employee is able to trace their objectives through to the Company’s objectives, strategy and vision.

National Grid plc Annual Review 2008/09     01

Business overview
The Company highlights
We have had another year of strong financial performance. Cash generated from operations was more than £3.5 billion, revenue was more than £15.6 billion, while adjusted operating profit and adjusted earnings per share were higher by 12% and 6% respectively.

Revenue*	Cash generated from operations*	Ordinary dividends

£15,624m	£3,564m	35.64p

2007/08: £11,423m	2007/08: £3,265m	2007/08: 33.00p
+37%	+9%	+8%

Adjusted operating profit* † +	Adjusted earnings per share* † +	Capital expenditure

£2,915m	50.9p	£3,242m

2007/08: £2,595m	2007/08: 47.8p	2007/08: £3,054m
+12%	+6%	+6%

Operating profit*	Earnings per share*	Return on equity † + (three year average)

£2,623m	37.4p	10.8%

2007/08: £2,964m	2007/08: 60.3p	2007/08: 11.8%
-12%	-38%

+ National Grid uses adjusted profit measures as key financial indicators to assess our business performance	* for continuing operations † excludes the impact of exceptional items, remeasurements and stranded cost recoveries

02     National Grid plc Annual Review 2008/09

New debt issuances	Employee engagement index	Employee survey response rate

During 2008/09, despite adverse conditions in the credit markets, we issued £4.9 billion of new long-term debt.	70%	91.8%

	2007/08: 60%	2007/08: 86.4%

Climate change	Percentage of ethnic minority employees	Percentage of female employees

During 2009/10, we will implement carbon budgets setting a maximum level of greenhouse gas emissions per business per financial year. We are targeting a 45% reduction in emissions by 2020 on the way to our goal of an 80% reduction by 2050.	13.2%	22.6%

	2007/08: 12.3%	2007/08: 22.5%

BITC platinum member	Lost time injury frequency rate ^	For more information visit: www.nationalgrid.com

We continue to enjoy external recognition of our responsible business approach. For the seventh consecutive year, we are a ‘platinum’ company in the Business in the Community corporate responsibility index.	0.25

	2007/08: 0.30

^ on a like-for-like basis, including KeySpan employees in both years

National Grid plc Annual Review 2008/09     03

Business overview
Chairman’s statement
I am pleased to report another set of strong results for 2008/09.

“Everything we do to fulfil our vision would be ineffective without the dedicated involvement of our employees, and they deserve our thanks and appreciation.”

The Board is proposing a recommended final dividend of	We are also targeting an increase of

23.00p	8%

2007/08: 21.30p	per annum from 2009/10 to 2011/12

Dividends per share
Pence

Over the past five years ordinary dividends per share have grown by 80.2%, from 19.78p for 2003/04 to 35.64p for 2008/09.
I am pleased to report another set of strong results for 2008/09. Financial markets the world over are in recession and many businesses are affected. However, we remain strong and our business is well funded. Further, management is focused on continuing to execute our clear strategy. We also have a new brand that revolves around ‘the power of action’. This will help drive everything we do to make a difference in how we operate our business. In the Chief Executive’s report, Steve Holliday will discuss how we are taking action continuously to improve our Company’s performance.
Board changes
This year saw Bob Catell retire as an Executive Director in March 2009. Bob will continue to serve as a Non-executive Director and Deputy Chairman of National Grid, as well as Non-executive Chairman of National Grid USA, until July 2009. His knowledge of the energy industry has been very helpful following the acquisition of KeySpan. He supported us on the journey to integrate successfully our US businesses and influenced how we take forward our relationships with customers, regulators and other stakeholders.
Dividend policy
We are recommending a dividend increase of 8% for 2008/09. Over the past five years, ordinary dividends have grown by more than 80%. In addition, subject to shareholder approval at the Annual General Meeting, we will offer ordinary shareholders the opportunity to increase their holding in National Grid through a scrip dividend.
Safety
Safety is paramount. This year, we continued our focus on process safety and on controls to manage the major hazards that arise from the delivery of electricity and the transportation and storage of natural gas. We also maintained our attention on the safety of our workforce and the public. As we are including former KeySpan incidents this year, the number of injuries resulting in lost time increased when compared to last year. However, when we incorporate the KeySpan injuries into last year’s figures, creating a like-for-like basis, the Company’s lost time injury rate shows real improvement. Our focus this coming year remains on process safety improvements, behavioural change initiatives, and the health and well-being of our employees.
Chairman’s awards
For the first time, this year we have expanded the Chairman’s awards categories to include community action, inclusion and diversity and customer service. We received nearly 200 nominations from across the Company that exemplified the things we do to put the power of action to work every day. The awards programme recognises the outstanding achievement of employees who go above and beyond their work requirements in the pursuit of excellence.

04     National Grid plc Annual Review 2008/09

Young Offender Programme

Ed, 26 – “My experience in prison was overwhelming and it made me vow to change my life. I was fortunately accepted into the Young Offender Programme and earned an NVQ qualification as a gas network operative. I’m very grateful to this programme because it turned my life around.”

Community
We have the distinction of being the first official partner to Special Olympics Great Britain (SOGB). Under a three year sponsorship, we have committed to provide funding and employee volunteers. Since 2007, we have been delivering on this pledge, and have established several employee led volunteer groups around the business. I am absolutely delighted that nearly 500 employees have registered their interest in supporting the organisation.
In the US, employees organised United Way campaigns at many Company locations to benefit local groups that work to resolve pressing community issues. They were very generous with their support and together we raised nearly $3.5 million (£2.3 million). We also donated $1 million (£650,000) to fuel assistance funds in New England and New York to assist those most in need during the winter heating season.
All these efforts continue to demonstrate our commitment to the communities we serve and the steps we take as a Company to have a positive impact on them.
As our corporate vision states, we are determined to be a Company that is known for being safe, reliable and efficient. We are also firmly committed to providing for the well-being of our customers and communities, and to safeguarding the global environment. Achieving our vision will create value for all our stakeholders and can only be done by conducting our business in a responsible manner. I am pleased to report that we won the 2008 Gas Industry Energy Efficiency Award for our affordable warmth programme in the UK. We were also awarded a ‘Big Tick’ in the prestigious Business in the Community Award for Excellence for our Warm Wales initiative. In the US, we won the Association of Energy Services Professionals, Outstanding Achievement in Energy Program Implementation Award for our energy efficiency programmes.
Young Offender Programme
I continue to be heartened by the progress of the Young Offender Programme that provides skills training and sustainable employment to young people nearing completion of their sentences. The programme has now been adopted across major industry sectors and is operational in more than 22 prisons in the UK. The output from the programme reduces re-offending from approximately 70% to 7% and rehabilitates the offenders into productive members of the community.
Inclusion and diversity
Everything we do to fulfil our vision would be ineffective without the dedicated involvement of our employees, and they deserve our thanks and appreciation. This is why we are actively seeking to develop their talent, leadership skills and capabilities, while exploring innovative ways to attract new employees as we continue to build a more inclusive and diverse workforce.
Following a review of inclusion and diversity throughout the Company, we have clarified our business case and recently launched our global inclusion charter. The charter explains what employees can expect from the Company, as well as what the Company expects from them. It builds on work in progress throughout the US and UK. For example, we held a global mobilising inclusion fortnight designed to help us move from awareness to action on our inclusion and diversity journey.
We want to be the employer of choice. We are fortunate to have a vibrant and growing array of employee networks, focused on gender, ethnicity, faith, disability, sexual orientation, families and new starters. They help us understand the different communities represented within our workforce, and provide support and information to our employees.
Board effectiveness
At this time of global economic turbulence there are many questions being rightfully raised about the governance and effectiveness of boards. Again this year, as discussed within the Corporate Governance section, we have carried out an in depth review of the Board’s effectiveness. We have produced, as we have done for several years, an action plan to ensure constant improvement. However, an overriding acid test question for a Chairman to answer is – does the Board have the breadth of skills and experience to address and challenge adequately the key business decisions and risks that confront it?
This and related questions have concerned us in our Nominations Committee over the past years as we have carefully recruited Non-executive and Executive Directors to build the Board we have today. I therefore believe that not only has the Board focused on good governance, but that we also have the right Board composition and that the Board works effectively, allowing us to respond to the challenges of these difficult times.
Outlook
The Board remains confident that we are well positioned to continue delivering strong performance. We have a business model that is focused on our core electricity and gas business, integrated across lines of business, and financially and operationally disciplined. While stock market sentiment will periodically fluctuate, our job inside the Company is to stay focused on delivering on our promises.

Sir John Parker
Chairman

National Grid plc Annual Review 2008/09     05

Business overview
Chief Executive’s review
In a very difficult economic climate, the robust nature of our strategy has been demonstrated by a very successful year for National Grid, reflected in a strong set of results.

“We continue to create a more focused
business and to run it in a more
integrated way.”

Planned investment in 2009/10	Response rate to our employee survey

£3.4bn	91.8%

I am pleased to be reporting to you on our 2008/09 results. In a very difficult economic climate, the robust nature of our strategy has been demonstrated by a very successful year for National Grid, reflected in a strong set of results. It is because of this performance that I am delighted to report that we have met our target to deliver 8% dividend growth.
At National Grid, we delivered on all fronts in 2008/09 – safety, reliability and financial – and ensured that we are well positioned for the future. The outlook for 2009/10 is very positive.
Financials
We have delivered another strong financial and operational performance this year. Cash generated from operations was more than £3.5 billion, revenue was more than £15.6 billion while adjusted operating profit and adjusted earnings per share (on a pro forma basis) were higher by 12% and 14% respectively. Our continuing objective is to deliver 8% per annum growth in our dividend until 2012 for our shareholders while also delivering gas and electricity to our customers in a safe, reliable and efficient manner.
When we acquired KeySpan in 2007, we promised a $100 million run rate in synergy savings by the end of this fiscal year. I am delighted to report that we have exceeded our promise. We have also issued £6 billion of debt between 1 January 2008 and 31 March 2009 and our overall effective interest rate has fallen.
Investing for growth
As I told you last year, a major part of our plans is to invest by growing our asset value at what is a record rate for National Grid. These investments, necessary for society, communities and customers are made in response to the changing energy requirements in our operating territories and the need to replace end of life assets. The returns on our investments are underpinned by our regulatory arrangements or by long-term contracts. During the last year, £3.2 billion has been invested across the Company. Going forward, we plan a similar level of investment each year until 2012.
Strategy
We continue to create a more focused business and to run it in a more integrated way. This year, we have re-articulated our strategy to give better clarity to our employees on the direction of our business. Our eight Company objectives provide the framework for the first step in achieving this clarity (see pages 10 to 15).
Our strategy sets out what we plan to achieve in the next three to five years; we want to build on our core UK and US, electricity and gas, regulated business base to deliver sustainable growth and superior financial performance. This year, we have also introduced a line of sight concept that should connect each employee with the strategic vision and overall objectives of our Company, allowing everyone to see how what they do contributes to the success of their team, their line of business and the Company.

06     National Grid plc Annual Review 2008/09

US ice storm restoration

We received the Emergency Recovery Award from the Edison Electric Institute for our work during the December ice storm that affected New England and upstate New York. The award recognises outstanding efforts in restoring electricity service disrupted by severe weather conditions or other natural events across the US.

Our operating model
We continue to believe that owning and operating complementary businesses in the UK and US provides us with a great opportunity to create value for our shareholders and superior service for our customers. Achieving this standardisation and applying our operating model will be an ongoing theme for the next few years and we have already made a good start.
As with nearly every business in this economic environment, controlling our costs over time is important to our success. We recognised early in these difficult economic times that changes in the way we operated our business were required and actively took steps to accelerate existing plans. Over the course of 2008/09, we have experienced normal employee turnover, but have not had significant redundancies in any part of our Company.
In October 2008, we announced our cumulative global procurement operating and capital expenditure savings target of between £170 and £350 million over a three year period. We were ahead of our annualised savings target in 2008/09 and now expect to be at the upper end of the range for the three year period.
Safety
The safety of our people, including our contractors and the communities we serve, will always be a priority for National Grid. However, it is with sadness that we have to report the death of three contractors and one member of the public as a direct result of our operations.
On a like-for-like basis, with the safety performance of KeySpan employees included in both years, I am pleased to report that this year we have seen a 10.8% reduction in employee lost time injuries compared with 2007/08 and an improvement in the injury frequency rate. During the year, we have targeted such improvements with further impetus on our trusted to work responsibly programme, together with a series of safety leadership workshops for directors, senior managers and safety representatives. Investigation and analysis continue to indicate that the majority of our lost time injuries are due to behavioural causes rather than inadequate procedures, working conditions or equipment. We have also introduced a health and well-being strategy in the year, helping our workforce to be fit and healthy, which I believe will deliver benefits for employees, the Company and wider society.
Climate change
Another area in which we have a long standing reputation is our commitment to the environment. As a company involved in the transmission and distribution of energy, we continue to work with governments and our regulators to ensure that we are part of the solution to the global issue of climate change. Our goal remains the same, an 80% reduction in greenhouse gas emissions by 2050; and we have recently set an interim target of 45% by 2020 to help measure our progress. During 2009/10, we will implement carbon budgets setting a maximum level of greenhouse emissions per business per financial year.
In view of our internal goals, National Grid has taken on a leadership and advocacy role in this and other related areas by working with governments in the UK and US with a focus on expanded utilisation of energy efficiency, climate change legislation, expansion and efficient utilisation of transmission networks in connecting renewables, and renewable gas.
We remain focused on climate change and security of supply, and playing a leading role in addressing the longer term issues facing the energy industry. We continue to work closely with regulators and policy makers to deliver the energy networks of the future.
People and talent
One of my personal priorities is to ensure that National Grid is a place where our employees are able to perform and grow to the best of their potential. I have been very clear with our employees that, even in these times of economic uncertainty, we simply will not compromise on our promise to invest in people. This year, we introduced new programmes including inclusion and diversity training for our employees, a first line supervisor’s course and an inclusive leadership training workshop for senior managers to help us attain the high performance culture we are continually striving to achieve.
This year, I am pleased that we had a very positive response rate of 91.8% to the 2009 employee opinion survey. Also, our employee engagement index has increased from 60% to 70%. The results show improvement in our 2008 focus areas. While there are some areas of concern, we will continue to take targeted actions to ensure that we make National Grid a better place to work, and a stronger company for our customers and shareholders.
Along with all of the Executive team, I am immensely proud of our employees. Their dedication often goes unnoticed by the general public. Occasionally, usually in very challenging circumstances, such as the gas emergency in Rossendale in the UK or the ice storm in the US, which both occurred near Christmas, they come to the public’s attention for their incredible professionalism under very difficult conditions.
Looking forward
The next year will be busy as we continue to:
▪	grow our business;

▪	deliver our capital investment programme;

▪	advance our leadership role in key UK and US policy areas, such as climate change, and begin to embed our carbon budgets;

▪	grow awareness of our brand in the UK and US; and

▪	invest in our people.

Steve Holliday
Chief Executive

National Grid plc Annual Review 2008/09     07

Business overview
How we operate
Our principal operations are the ownership and operation of regulated electricity and gas infrastructure networks in the UK and the US, serving around 19 million consumers directly and many more indirectly.

Transmission

UK The transmission of electricity and gas in the UK as owner and operator of the high voltage electricity transmission network in England and Wales, the gas national transmission system in Great Britain, the electricity interconnector with France and storage facilities for LNG. Operator of the electricity transmission networks in Scotland.
US The transmission of electricity in the northeastern US as owner of high voltage electricity transmission networks in upstate New York and in New England.

This year we have delivered more than £1.4 billion worth of electricity and gas projects to upgrade and reinforce ageing infrastructure and adapt our networks to cope with changing sources of energy.
Our fundamental priorities remain safety, reliability and efficiency. We have also created an enhanced line of sight from National Grid’s objectives to Transmission’s objectives and annual priorities.
We are focused on the long-term security of supply and environmental challenges arising from the transition to a low carbon economy and the decline of UK gas production from the North Sea.

Adjusted operating profit
£1,301m

Capital investment
£1,441m

Employees
3,874

UK energy transmitted
1,454 TWh

Gas Distribution

UK The distribution of gas in England as owner and operator of four of Great Britain’s eight gas distribution networks.
US The distribution of gas in the northeastern US as owner and operator of gas distribution networks in upstate New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island.

We continue to share best practice ideas between the UK and US to improve our operating model and make it more consistent.
In the UK, we are one year into the new price control period, which will bring considerable challenge and opportunity over the remaining four years as we look to become more efficient and effective.
Once again, we have achieved our objective to replace metallic main with plastic this year, totalling over 1,900 kilometres in the UK, and reduced the amount of cast iron and unprotected steel mains by 398 kilometres in the US, improving the safety and reliability of our networks.

Adjusted operating profit
£1,284m

Capital investment
£1,019m

Employees
9,534

Gas delivered
522 TWh

Electricity Distribution & Generation

US The distribution and generation of electricity in the northeastern US as owner of electricity distribution networks in upstate New York, Massachusetts, New Hampshire and Rhode Island, as operator and manager of the electricity transmission and distribution network in Long Island on behalf of the Long Island Power Authority, and as a generator of electricity on Long Island.

Our customers are at the heart of everything we do. We continue to invest in our distribution and generation systems creating sustained improvements in our system reliability.
We are focused on building a branded customer experience that demonstrates our commitment to our customers and educates them on the environmental impact they have. We believe that increased energy efficiency and deployment of smart technologies are the best ways to help our customers control their energy costs while addressing the effects of climate change.
We are seeking regulatory agreements that decouple our revenue from customer energy usage. With decoupling, we can enable increased energy efficiency for our customers without reducing our revenue stream.

Adjusted operating profit
£265m

Capital investment
£355m

Employees
7,950

Energy saved through energy efficiency measures
275 GWh

Non-regulated businesses and other

Other services related to our main operations, principally in the UK. They do not constitute a segment so are reported, together with other operations and corporate activities, as ‘other activities’.
UK Principally metering services, property management, our LNG importation terminal on the Isle of Grain, and the construction and operation of an electricity interconnector between The Netherlands and the UK through our BritNed joint venture.
US Includes LNG storage, LNG road transportation, unregulated transmission pipelines, US gas fields and home energy services.

This year has seen further expansion activity at our liquefied natural gas (LNG) importation terminal on the Isle of Grain. Through the commissioning of phase II, the site now has annual import capacity of 9.9 million tonnes. We are continuing to invest in Grain LNG and by 2010, with the phase III expansion, it will have the capacity to import 14.8 million tonnes per annum, around 20% of the UK’s forecast gas demand.
During the year, approximately 645,000 new meters were installed by OnStream, our competitive metering business, comprising approximately 375,000 gas and 270,000 electricity meters.

We are undergoing a programme of land remediation at many of our brownfield sites, including legacy gas sites.

Adjusted operating profit
£65m

Capital investment
£427m

Employees
3,597*

LNG imported to the
UK through Isle of Grain
(tonnes)
1,229,000
* Excluding shared
   services employees

08     National Grid plc Annual Review 2008/09

Electricity Transmission

Scottish electricity transmission system
English and Welsh electricity transmission system
UK

Gas Transmission and Gas Distribution

Gas transmission system
Gas distribution area
Terminal
LNG terminal
UK

Electricity Transmission and Electricity Distribution & Generation

Electricity distribution area
Long Island Power Authority area
Electricity transmission system
Generation
Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey
US

Gas Distribution

Gas distribution area
Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey
US

Business and geographical analysis

Business analysis 2008/09

Continuing operations

■ Transmission ■ Gas Distribution ■ Electricity Distribution & Generation ■ Non-regulated businesses and other

Revenue (%)

4
25
32
39

Adjusted operating profit (%)

2
9
45
44

Capital expenditure (%)

13
11
31
45

Geographical analysis 2008/09

Continuing operations

■ UK ■ US

Revenue (%)

66
34

Adjusted operating profit (%)

36
64

National Grid plc Annual Review 2008/09     09

Business overview
Our vision and objectives in action

Our vision
We, at National Grid, will be the foremost international electricity and gas company, delivering unparalleled safety, reliability and efficiency, vital to the well-being of our customers and communities.
We are committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.
Our strategy
We will build on our core UK and US, electricity and gas, regulated business base and financial discipline to deliver sustainable growth and superior financial performance.

Specific examples of actions taken to implement our vision,
strategy and Company objectives are found on pages 10 to 15:

10     National Grid plc Annual Review 2008/09

Safety and reliability in adversity: New England December ice storm

The communities we serve depend on us for a constant supply of gas and electricity. This is especially true in adverse conditions, such as the severe ice storm that affected our service territory in upstate New York and New England this winter.

Over the course of 8 days in late December, more than 7,400 workers, including forestry crews, mutual aid workers, contractors and support staff across all lines of business, worked around the clock to restore electricity to more than 550,000 customers. States of emergency were declared in Massachusetts, New York and New Hampshire in what has since been called the most significant ice event to hit the northeast US in a decade.

Employees battled against unrelenting elements as ice in excess of an inch (25mm) thick, heavy winds, and falling trees downed lines making work very challenging. Despite this, the restoration was completed within a matter of days.

Even after the last customer’s power was restored, our interest and involvement continued as employees donated $230,000 (£149,000)

to the American Red Cross to support its relief efforts in those storm ravaged areas.

The sheer enormity of the storm was matched only by the scope of work performed by our employees to safely restore power to affected homes and businesses:
▪   550,000 customers interrupted at peak;
▪   1,252 miles (2,014 kilometres) of transmission lines out of service;
▪   911,370 feet (277,785 metres) of distribution wire damaged;
▪   285,834 storm related phone calls handled; and, most importantly,
▪   injuries sustained were minor in relation to the scope of the storm.

The level of dedication and professionalism displayed by our employees clearly demonstrated ‘the power of action’. Their efforts were well received by both members of the public and public officials in New England and New York as expressions of thanks and appreciation poured in.

National Grid plc Annual Review 2008/09     11

Business overview

Our vision and objectives in action continued

Safety improvements	Efficiency at work – gas road repairs

Our employees play a critical role in helping us to deliver high performance, whether in the field or in the office. This is why the safety of our employees, contractors and, ultimately, the communities we serve will always be a priority.

On a like-for-like basis, with the safety performance of KeySpan employees included in both years, our lost time injuries have been reduced by nearly 11% in 2008/09 compared with 2007/08. Overall, the lost time injury frequency rate has improved to 0.25; down from 0.30. We believe a key contributor to that success is our trusted to work responsibly approach, which builds on our well established framework of engaging employees and giving them increased ownership for making safety decisions. The ‘trusted’ campaign was chosen as the winner of the 2008 Campaign of the Year in the UK by the Safety and Health Practitioner/Institution of Occupational Safety and Health awards.

Recognising the importance of demonstrable commitment from senior leadership and managers, a series of workshops have been conducted to reinvigorate the safety effort and capture crucial feedback from trade union safety representatives and front line managers to further embed the trusted approach.

Road excavation is sometimes necessary to upgrade equipment and services to improve our operational performance. This type of work must always be done in line with legislative and regulatory obligations and completed in an efficient way to minimise disruption.

The UK’s Traffic Management Act 2004 is designed to provide the basis for better conditions for all road users through the proactive management of the national and local road network. In 2006, we formed the traffic management act (TMA) programme to refine and align our existing processes with the legislation.

Our efforts were recognised in December when we were awarded Team of the Year in the 2008 Utility Industry Achievement Awards. The awards are backed by trade publication Utility Week and were judged by an independent panel of industry experts who recognised the TMA programme as an excellent example of collaboration and teamwork.

12     National Grid plc Annual Review 2008/09

Responsibility to the community	Responsibility to the workforce

We recognise that investing in the communities we serve is equally as important as the services we provide. A major part of this is the established culture of volunteering among our employees.

In the US, we have had a 20 year successful partnership with Junior Achievement donating more than $1 million (£650,000) to this programme, which educates students about workforce readiness. Employees also participated in the Making Strides Against Breast Cancer walk fundraiser and in Massachusetts alone $25,000 (£17,000) was raised. These donations help the American Cancer Society fund research and support programmes for patients and their families.

Since 2007, we have made continual progress with Special Olympics Great Britain (SOGB) raising more than £25,000 ($38,500) for SOGB clubs and establishing several employee led volunteer groups across the business. To date, nearly 500 employees have registered their interest in supporting SOGB. Three hundred of those employees have already participated in at least one volunteering activity, totalling nearly 4,500 volunteer hours.

With an employee base of more than 27,500 in the UK and US and a service territory that covers various communities on both sides of the Atlantic, inclusion and diversity is not simply a ‘nice to have’, it is the right thing to do as a business.

Recently, we clarified our inclusion and diversity business case and launched our global inclusion charter. This charter will build on past successes and redefine expectations. Our strong commitment to inclusion and diversity within the Company has not gone unnoticed externally.

For the third consecutive year, we were the only energy utility listed in the Times/Aurora Where Women Want to Work TOP 50. We also had a first time listing among Business Week’s Best Places to Intern list in the US, and we were the only energy utility in the Stonewall Top 100 list of lesbian, gay and bisexual friendly companies in the UK.

We are also pleased that internal measures of our achievements are showing improvement with the percentage of ethnic minorities within the Company increasing to 13.2%, a rise of 0.9%.

National Grid plc Annual Review 2008/09     13

Business overview

Our vision and objectives in action continued

Energy efficiency	Securing a reliable future energy supply

We remain committed to being an innovative leader in energy management. Doing this allows us to save energy, protect the environment and help our customers save money.

Warm Wales was set up by National Grid in 2004 to help develop energy efficiency measures in fuel poor homes. To date, more than 30,000 households have benefitted from energy efficiency measures. This has generated £50 million ($77 million) in lifetime energy savings, and achieved an annual carbon saving of more than 8,100 tonnes per year; the equivalent of removing 1,928 cars each doing 12,000 miles a year from UK roads.

For the past 20 years, we have been running highly successful energy efficiency programmes in the US. Programmes such as home energy audits, high efficiency heating and appliance rebates, and commercial lighting retrofits have helped customers reduce their electricity consumption by more than 32 billion kilowatt hours and gas consumption by more than 70 million therms.

Securing and improving the diversity of supply for future energy needs is a growing global concern. In the UK, the demand for gas is increasing while the North Sea gas supply, a major current source of UK gas, is dwindling.

It is estimated that by 2010 the UK will import approximately 50% of its gas. This is one of the reasons why we are increasing our liquefied natural gas (LNG) importation capacity at the Isle of Grain – the largest facility in the UK and the US. We are continuing to invest in Grain and by 2010 it should have the capacity to import 14.8 million tonnes per year – around 20% of the UK’s forecast gas demand.

In the US, LNG is an essential part of our future supply outlook. We have 16 storage facilities across New England and New York with a total storage capacity of more than 9 billion standard cubic feet. LNG allows us to maintain our supply and demand balance and meet hourly peaks. It is also used to support the distribution system by bringing on LNG when needed to support system pressures.

14     National Grid plc Annual Review 2008/09

Climate change – our responsibility to take action

We believe in leading by example. As part of our commitment to safeguarding our global environment for future generations, we are dedicated to reducing our own greenhouse gas emissions.

We have completed a thorough review of our greenhouse gas emissions inventory for the 2007/08 fiscal year, including the former KeySpan operations as if we had owned them for an entire year. This has provided a detailed assessment of the carbon footprint for each line of business and has helped identify the most effective and economical ways to reduce our greenhouse gas emissions. Carbon budgets and emission reduction targets, measured in tonnes of carbon dioxide equivalent, were adopted by each line of business in April 2009.

We have been exploring ways that the UK can meet the European Union’s renewable target. This target focuses on achieving 15% of energy demand from renewable sources by 2020. Transmission UK have developed the Gone Green scenario that anticipates a sizeable increase in the volume of onshore and offshore wind generation. We have worked with the Electricity Networks

Strategy Group to examine proposed investments to deliver the necessary transmission infrastructure.

It is estimated that there are some five million homes in the UK affected by fuel poverty; we intend to invest around £10 million ($14.4 million) in new gas connections to some 5,000 homes. With others, we have secured commitment for around £13 million ($18.7 million) in third party funding for new gas heating. We estimate that this investment will help reduce emissions by 20,000 tonnes per year.

In the US, we have added around 60 new compressed natural gas cars to our nearly 700 strong fleet of vehicles this year, furthering our effort to reduce our carbon footprint and reduce greenhouse gases. Our generation stations make up a sizeable proportion of our carbon emissions. Ongoing projects to modernise and improve the efficiency of these plants, such as the project at Northport on Long Island, will play a major role in helping us reach our 80% target greenhouse gas emission reduction by 2050.

National Grid plc Annual Review 2008/09     15

Board of Directors

George Rose, Sir John Parker and Steve Holliday
Sir John Parker, Chairman
Appointed October 2002, Age 67, N (ch)
Sir John Parker became Chairman following the merger of National Grid Group plc and Lattice Group plc having been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chair of the Non-executive Directors Committee – Bank of England, Deputy Chairman of DP World (Dubai), joint Chairman of Mondi plc, a Non-executive Director of Carnival plc and Carnival Corporation, Inc., and the European Aeronautic Defence and Space Company (EADS) and Chancellor of the University of Southampton. Sir John is a former Chairman of P&O Group and of RMC Group plc and a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC.
Steve Holliday, Chief Executive
Appointed March 2001, Age 52, E (ch), F
Steve Holliday became Chief Executive of National Grid in January 2007 having joined National Grid Group plc as Group Director, UK and Europe in March 2001. Following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. He is a Non-executive Director of Marks and Spencer Group plc.
Bob Catell, Deputy Chairman
Appointed September 2007, Age 72, R&R
Bob Catell was appointed to the Board in September 2007 as an Executive Director and Deputy Chairman following the acquisition of KeySpan Corporation of which he was Chairman and Chief Executive Officer. He retired as an Executive Director of the Company on 31 March 2009 and will retire as a Non-executive and Deputy Chairman following the conclusion of the 2009 Annual General Meeting. He is a co-Chair of the Board of the Downtown Brooklyn Partnership and Immediate Past Chairman of the Long Island Association. He is an ex officio Director and Chairman Emeritus of The Partnership for New York City, Inc., past Chairman of the American Gas Association and the US Energy Association (USEA). He is a Vice Chairman of the US National Petroleum Council’s Natural Gas Committee and is on the Board of the Business Council of New York, Keyera Energy Management Ltd, Sovereign Bancorp Inc., Advisory Board and JP Morgan Chase Inc., Metropolitan Advisory Board.
Nick Winser and Steve Lucas
Steve Lucas, Finance Director
Appointed October 2002, Age 55, E, F
Steve Lucas has been Finance Director since October 2002 and is additionally responsible for Property and UK and US Shared Services. He joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. Prior to this he was with Shell International Petroleum Company for 11 years occupying a number of finance management positions and treasury roles including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.
Nick Winser, Executive Director
Appointed April 2003, Age 48, E
Nick Winser joined the Board in April 2003 as Executive Director responsible for Transmission. He was previously Chief Operating Officer of the US transmission business for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles. He is a Non-executive Director of Kier Group PLC and co-Chair of the Energy Research Partnership.
Mark Fairbairn, Executive Director
Appointed January 2007, Age 50, E
Mark Fairbairn was appointed to the Board in January 2007 as Executive Director with responsibility for Gas Distribution. He joined National Grid in 1989 from BNFL. He was awarded the OBE in 2002 for his services to the electrical industry in respect of his leadership of the fundamental changes implemented for the introduction of the New Electrical Trading Arrangements (NETA). Previously Chief Operating Officer of the UK gas distribution business, he has played a key role in helping to restructure the UK gas distribution market through the gas networks sale and the creation of National Grid’s new gas distribution business.
Tom King, Executive Director
Appointed August 2007, Age 47, E
Tom King was appointed to the Board as Executive Director in August 2007 with responsibility for Electricity Distribution & Generation operations. Tom was President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007. Before that, he served as Senior Vice President of PG&E Corporation, and as President of PG&E National Energy Group having joined PG&E Gas Transmission as President in 1998. Prior to PG&E, he served as President and Chief Operating Officer of Kinder Morgan Energy Partners and served for nine years in officer positions in Enron’s inter-state pipeline businesses.

16     National Grid plc Annual Review 2008/09

Stephen Pettit, Linda Adamany and Ken Harvey
Philip Aiken, Helen Mahy and Bob Catell
Ken Harvey, Non-executive Director
and Senior Independent Director
Appointed October 2002, Age 68, N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A chartered engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
Linda Adamany, Non-executive Director
Appointed November 2006, Age 57, A, R&R
Linda Adamany joined the Board in November 2006. Until April 2008 she was Group Vice President, BP plc. Linda has over 25 years’ experience in the energy sector, having held various roles for BP in the UK and US, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing.
Philip Aiken, Non-executive Director
Appointed 15 May 2008, Age 60, A, R&R
Philip Aiken joined the Board in May 2008. He is Chairman of Robert Walters plc, a Non-executive and Senior Independent Director of Kazakhmys plc and senior advisor to Macquarie Capital (Europe) Limited. Philip was previously Group President of BHP Billiton’s Energy business, an Executive Director of BTR plc and held senior positions in BOC Group plc.
John Allan, Non-executive Director
Appointed May 2005, Age 60, F, R (ch)
John Allan joined the Board in May 2005. He retires as CFO of Deutsche Post on 30 June 2009, having been appointed to the Management Board following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. He is Non-executive Director of ISS and will become Chairman of DSG International plc on 2 September 2009. John started his career in marketing, at Lever Brothers, moving to Bristol-Myers Company Ltd and then Fine Fare Ltd. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the supervisory boards of both Lufthansa AG and Deutsche Postbank and a member of the University of Edinburgh Campaign Board. John was previously Chairman of Samsonite Corporation and a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc.
Stephen Pettit, Non-executive Director
Appointed October 2002, Age 57, F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc
Maria Richter and Mark Fairbairn
Tom King and John Allan
board in 2001. He is a Non-executive Director of Halma plc and is Chairman of ROK plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum.
Maria Richter, Non-executive Director
Appointed October 2002, Age 54, A, F (ch), N
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Non-executive Director of Pro Mujer International, an international microfinance organisation, The Pantry, Inc., The Vitec Group plc and The Bessemer Group Inc.
George Rose, Non-executive Director
Appointed October 2002, Age 57, A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc since 1998, having joined the company in 1992. He is a Non-executive Director of SAAB AB and a member of the Industrial Development Advisory Board. George is also a former Non-executive Director of Orange plc.
Helen Mahy, Company Secretary & General Counsel
Appointed October 2002, Age 48, E
Helen Mahy was appointed Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. She is a barrister and an Associate of the Chartered Insurance Institute. Helen was appointed a Non-executive Director of Aga Rangemaster Group plc in March 2003.
Committee membership
A Audit
E Executive
F Finance
N Nominations
R Remuneration
R&R Risk & Responsibility
(ch) denotes Committee chairman

National Grid plc Annual Review 2008/09     17

Summary Operating and Financial Review
Summary Operating and Financial Review

Financial performance

	2009	2008
Years ended 31 March	£m	£m

Revenue	15,624	11,423

Adjusted operating profit	2,915	2,595

Adjusted profit before taxation	1,770	1,829

Adjusted profit from continuing operations	1,253	1,250

Operating profit	2,623	2,964

Profit before taxation	1,394	2,182

Profit from continuing operations	922	1,575

Profit from discontinued operations	25	1,618

Profit for the year	947	3,193

Adjusted earnings per share	50.9p	47.8p

Earnings per share from continuing operations	37.4p	60.3p

Total earnings per share	38.5p	122.3p

Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). In addition to customary subtotals in our income statement, we present adjusted profit measures, which exclude exceptional items, remeasurements and stranded cost recoveries, as these are our primary measures of business performance and assist in understanding changes between financial periods.
Revenue, operating costs and operating profit
The movements during the year in revenue and other operating income, operating costs and operating profit for our continuing operations compared with 2007/08 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2007/08 results	11,498	(8,534)	2,964

Add back exceptional items and remeasurements	–	10	10
Deduct stranded cost recoveries	(382)	3	(379)

2007/08 adjusted results	11,116	(8,521)	2,595
Exchange movements	1,947	(1,687)	260

2007/08 constant currency results	13,063	(10,208)	2,855
Transmission UK	561	(456)	105
Transmission US	30	(22)	8
Gas Distribution UK	77	–	77
Gas Distribution US	1,068	(968)	100
Electricity Distribution & Generation US	454	(620)	(166)
Other activities	15	(79)	(64)
Sales between businesses	(16)	16	–

2008/09 adjusted results	15,252	(12,337)	2,915
Exceptional items and remeasurements	–	(718)	(718)
Stranded cost recoveries	435	(9)	426

2008/09 results	15,687	(13,064)	2,623

After taking account of exchange movements, the significant increase in revenues and costs during the year relate primarily to the first full year of contribution from KeySpan in 2008/09. KeySpan operations contributed £4,635 million of revenue and £4,084 million of operating costs excluding exceptional items, remeasurements and stranded cost recoveries in 2008/09 compared with £3,262 million and £2,782 million respectively in 2007/08, on a constant currency basis.
Apart from the impact of a full year contribution from KeySpan and currency movements, the other principal reasons for the increased revenue and operating costs were: in Transmission, higher UK regulated revenue and interconnector auction income; in Gas Distribution, increased allowed regulatory revenue and colder weather increasing revenue partially offset by higher bad debt exposure; and in Electricity Distribution & Generation, increased revenue, storm costs and depreciation.
Adjusted operating profit increased by £320 million in 2008/09 compared with 2007/08, comprising an increase of £60 million on a constant currency basis, and £260 million in exchange movements.
Net operating exceptional charges of £275 million in 2008/09 (2007/08: £242 million) primarily related to restructuring costs and increases in environmental provisions in the UK and US. Restructuring costs related to KeySpan integration, cost reduction programmes, transformation initiatives and restructuring of our LNG storage facilities.
Operating remeasurement losses of £443 million (2007/08: £232 million gains) related to changes in the value of commodity contracts in the US carried in the balance sheet at fair value largely arising from movements in energy prices. Stranded cost recoveries at £426 million were £47 million higher than in 2007/08.
Net finance costs
Net finance costs excluding exceptional items and remeasurements in 2008/09 increased by £380 million to £1,150 million compared with £770 million in 2007/08, principally as a consequence of higher levels of net debt during the year. Average net debt was higher during 2008/09 due to the KeySpan acquisition occurring part way through 2007/08, the funding of the capital expenditure programme in 2008/09, and exchange movements.
Financial remeasurements related to net losses on derivative financial instruments of £82 million (2007/08: £7 million) and financial commodity contract revaluations of £2 million (2007/08: £9 million).
Profit before taxation
During the year there was a 3% decrease in adjusted profit before tax from £1,829 million to £1,770 million and a 36% decrease in profit before tax from £2,182 million to £1,394 million.
Taxation
The tax charge of £517 million (2007/08: £579 million) excluding tax on exceptional items, remeasurements and stranded cost recoveries is equivalent to a rate of 29.2% of adjusted profit before taxation. The total tax charge of £472 million is equivalent to a rate of 33.9% of profit before taxation.
Earnings per share from continuing operations
Adjusted earnings per share from continuing operations increased 6% from 47.8p to 50.9p. Earnings per share from continuing operations decreased from 60.3p to 37.4p. These reflect the movement in profit and adjusted profit during the year and the reduction in shares as a result of the share repurchase programme in 2008/09. For earnings per share, the primary reason for the decrease is due to remeasurement losses.

18     National Grid plc Annual Review 2008/09

Discontinued operations
During 2008/09 discontinued operations included the Ravenswood generation station, which was sold on 26 August 2008, KeySpan Communications, which was sold on 25 July 2008, and the KeySpan engineering companies, one of which was sold on 11 July 2008. Subsequent to the year end, two further engineering companies were sold.
Dividends
The total ordinary dividend for 2008/09 (including the proposed final dividend of 23.00 pence) amounts to 35.64 pence per ordinary share, which equates to approximately £867 million. This represents an increase of 8% over the previous year’s total ordinary dividend per share of 33.00 pence (£831 million). The above amounts exclude the £597 million returned in 2008/09 on repurchasing shares (2007/08: £1,516 million).
The proposed final dividend to shareholders for 2008/09 of 23.00 pence per share, amounting to approximately £560 million (assuming all amounts settled in cash), will be reported in the financial statements for the year ending 31 March 2010. This year, we are offering shareholders the option of a scrip dividend (subject to shareholder approval). Under this scheme, shareholders can opt to receive the final dividend in new ordinary shares rather than cash.
Dividend policy
Our target is to increase dividends by 8% each year until 31 March 2012.
Cash flow
Cash generated from continuing operations was £3,564 million in 2008/09, compared with £3,265 million in 2007/08. This includes net cash inflows for continuing operations relating to exceptional items and stranded cost recoveries of £228 million and £146 million in 2008/09 and 2007/08 respectively. After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £3,413 million, compared with £3,165 million in 2007/08.
Cash outflows from investing activities were £1,998 million in 2008/09 compared with an outflow of £3,023 million in 2007/08. This reflected £73 million spend on the acquisition of subsidiaries and other investments in 2008/09 (2007/08: £3,528 million spent, primarily relating to the KeySpan acquisition), purchases of property, plant and equipment of £3,107 million in 2008/09 (2007/08: £2,832 million), partially offset by net sales of financial investments of £99 million (2007/08: net sales of £45 million), cash inflows from discontinued operations of £1,049 million (2007/08: inflows of £3,050 million), and other cash inflows of £34 million (2007/08: inflows of £242 million).
Net cash used in financing activities of £877 million in 2008/09 compared with £1,592 million used in 2007/08. This included £627 million in 2008/09 and £1,498 million outflows in 2007/08 with respect to share repurchases. It also included £4,892 million raised from loans received compared with £1,568 million in 2007/08.
Net debt
Net debt increased by £5.1 billion from £17.6 billion at 31 March 2008 to £22.7 billion at 31 March 2009, primarily as a result of the foreign exchange impact due to the strengthening of the US dollar and the funding of our capital expenditure programme, partially offset by cash inflows from operations and disposal proceeds.
Net pension and other post-retirement obligations
At 31 March 2009, we had a net pension and other post-retirement obligations deficit of £2.8 billion (2008: £0.9 billion), consisting of plan assets of £15.5 billion (2008: £17.3 billion) offset by plan liabilities of £18.3 billion (2008: £18.2 billion). The principal movements in our net pensions obligation during the year arose as a result of actuarial losses on the value of plan assets reflecting the significant decline in global share indices. This was partially offset by actuarial gains on plan liabilities, primarily as a consequence of using higher discount rates.
In addition to ongoing employer contributions, we have agreed to make additional deficit contributions to our UK pension schemes expected to total £149 million in 2009/10, with the remaining deficit payable over the period up to 2017. In accordance with our funding policy for US pension and other post-retirement benefit plans, we expect to contribute approximately £445 million during 2009/10.
Treasury policy
Funding and treasury risk management for National Grid is carried out by the Treasury function under policies and guidelines approved by the Board. The Finance Committee of the Board is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which may be delegated. The primary objective of the Treasury function is to manage the funding and liquidity requirements of National Grid. A secondary objective is to manage the associated financial risks (in the form of interest rate risk and foreign exchange risk) to within acceptable boundaries. Our policies over the management of funding and liquidity and the main risks arising from our financing activities, including the use of financial derivatives, are agreed and reviewed by the Board and the Finance Committee. The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.
Commodity derivatives entered into in respect of gas and electricity commodities are controlled by policy guidelines set by the Finance Committee and energy procurement risk management committee.
Going concern
Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company.

National Grid plc Annual Review 2008/09     19

Summary Operating and Financial Review
Performance summary:
Key performance indicators

Objective	KPI	Description and performance	Target

Delivering superior financial performance	Adjusted EPS ‡ †	Adjusted earnings divided by the weighted average number of shares (pence)	To increase

	Total shareholder return	Growth in share price assuming dividends are reinvested (% cumulative three year growth)	To increase

Driving improvements in our safety, customer and operational performance	Employee lost time injury frequency rate *	Injuries resulting in employees taking time off work (per 100,000 hours worked)	Zero

Delivering strong, sustainable regulatory and long-term contracts with good returns	Group return on equity^	Adjusted earnings with certain regulatory based adjustments divided by equity (% – three year average)	To increase

Modernising and	Network reliability		Performance					Measure	Target
extending our			04/05	05/06	06/07	07/08	08/09

transmission		Electricity transmission – UK	99.99998	99.9999	99.9999	99.9999	99.9999%		99.9999

and distribution		Gas transmission – UK	100	100	100	100	100%		100

networks		Gas distribution – UK	99.999	99.999	99.999	99.999	99.9999%		99.999

		Electricity transmission – US	385	348	259	437	266	MWh losses	<303

		Electricity distribution – US	120	141	121	110	114	Mins of outage	<110-120

Becoming more efficient through transforming our operating model	Controllable cost ~	Regulated controllable operating costs (£m – comparatives stated on a constant currency basis and inflated to current performance year)	To decrease

Building trust, transparency and an inclusive and engaged workforce	Employee engagement index	Employee engagement index calculated using responses to our employee survey (%)	To increase

Positively shaping the energy and climate change agenda	Greenhouse gas emissions # *	Reduction in greenhouse gas emissions against baseline (% – cumulative reduction)	80% reduction by 2050 45% reduction by 2020

‡	Adjusted earnings per share excludes exceptional items, remeasurements and stranded cost recoveries

†	2007/08 includes continuing operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008

*	2007/08 data restated as if KeySpan acquisition had occurred at the beginning of the year, previously published figure excluding KeySpan was 0.24 for employee lost time injury frequency rate and 38% for greenhouse gas emissions

^	2007/08 results include KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred on 1 April 2007

~	2006/07 and 2007/08 results include KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred at the beginning of the fiscal year

#	2008/09 result not currently available. Result will be published on our website www.nationalgrid.com in July 2009

20     National Grid plc Annual Review 2008/09

Performance summary:
Achievements and other performance measures

Delivering superior financial performance

Adjusted operating profit ‡ †	Interest cover †	Cash generated by
(£m)	Long-term target: range 3.0-3.5	continuing operations † (£m)

Driving improvements in our safety, customer and operational performance

Injuries to the public * (number) Target: zero
▪    Electricity Distribution & Generation ranked in lower quartile for customer satisfaction in J.D. Power and Associates survey in the US
▪    Employee sickness absence rate was 3.06% in 2008/09, an increase from 2.46% in 2007/08

Modernising and extending our transmission and distribution networks

Total capital expenditure † (£m)	▪ Phase II of Grain LNG commissioned in December 2008 ▪ Commencement of the New England East-West Solution (NEEWS) transmission project in the US
Becoming more efficient through transforming our operating model
▪	Synergy savings of $74 million achieved in the year representing a run rate of $129 million at 31 March 2009

▪	Phase II implementation of common ERP operating platform across UK businesses

▪	Continuing restructuring plans in the US including consolidation of premises. Our new Reservoir Woods office in Waltham, Massachusetts is due for completion in spring 2009

▪	Transformation of operations within the lines of business focused on projects that maximise tangible returns in the near term
Building trust, transparency and an inclusive and engaged workforce

Proportion of female employees (%)	Proportion of ethnic minority employees (%)
▪    91.8% response rate in our employee survey
(2007/08: 86.4%)
▪     73% (2007/08: 62%) of employees said that
they would recommend National Grid as a place to work
▪     We launched our global inclusion charter that
explains what employees can expect from the Company,
as well as what National Grid expects from employees

Developing our talent, leadership skills and capabilities
▪	Recruited a total of 272 advanced apprentices, foundation engineers and graduates in the UK

▪	Launched workforce planning as a methodology to identify and proactively address the gaps both in people and skills necessary to deliver our strategy

▪	Launched two new management development programmes
Positively shaping the energy and climate change agenda

Significant direct environmental incidents * (number) Target: zero	▪ Steve Holliday member of the RPI-X@20 advisory panel looking at regulation and future energy challenges in the UK ▪ 80% of employees working to certified ISO 14001 systems
‡	Adjusted operating profit excludes exceptional items, remeasurements and stranded cost recoveries

†	2007/08 includes continuing operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008

*	2007/08 excludes KeySpan operations

National Grid plc Annual Review 2008/09     21

Summary Directors’ Remuneration Report

Summary Corporate Governance
Summary Directors’ Remuneration Report

Chairman’s foreword
At this time of global economic turbulence there are many questions being rightfully raised about the governance and effectiveness of boards. Good corporate governance, using the Combined Code as a guide to the components of good practice, is an integral part of the Company’s drive to deliver unparalleled safety, reliability and efficiency, vital to the well-being of our customers and communities. Delivering sustainable value depends on the trust and confidence of all of our stakeholders, and this can only be earned by conducting our business responsibly. Good governance practices develop over time and we aim to be at the forefront of best practice in order to deliver the Company’s vision and, by doing so, promote the success of the business for the benefit of shareholders.
While I, with assistance from the Company Secretary & General Counsel, lead the governance process, it is a matter which is reserved to the whole Board for consideration and I believe that the Board considers such matters in a holistic manner rather than as a separate compliance exercise. By doing so, I believe that the Board and the Company are well placed to face the challenges arising from this current economic environment.
Again this year, we have carried out an in depth review of the Board’s effectiveness and have produced, as we have done for several years, an action plan to ensure constant improvement. However, an overriding acid test question for a Chairman to answer is – does the Board have the breadth of skills and experience to address and challenge adequately the key business decisions and risks that confront it? Related questions include: do the Non-executive Directors attend sufficient meetings and spend sufficient time overall on Company issues to fully understand the business and the risks it faces? Would each Non-executive Director be regarded as capable of challenging management and influencing outturns either in the Board or in its Committees? Would the Non-executive Directors as a body be capable of overturning proposals from the management which they did not consider were in the interests of shareholders or where they consider that the inherent risks were in excess of those assessed by management?
These questions have concerned us in our Nominations Committee over the past years as we have carefully recruited Non-executive and Executive Directors to build the Board we have today. I therefore believe we not only have the Board focused on good governance but we have the right Board composition and that the Board works effectively, allowing us to respond to the challenges of these difficult times.
Sir John Parker
Chairman
Governance framework
The Company is committed to operating our businesses in a sustainable and responsible manner. Our corporate governance framework forms an integral part of this approach in order to safeguard shareholder value. Our Company wide policies and procedures including risk management are considered as part of the overall governance of the business. In relation to the Combined Code on Corporate Governance as revised in 2006, (the Code), applicable to UK listed companies, the Board considers that it complied in full with the Code during the year. The Company also has regard to, and regularly reviews, developing corporate governance best practice including matters contained in the various investor guidelines.
We are pleased to present the Directors’ Remuneration Report for 2008/09. Our policy of relating pay to the performance of the Company continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration. We aim to ensure the Company continues to attract, motivate and retain high calibre individuals to deliver the highest possible performance for our shareholders.
We have made no changes to our arrangements this year and firmly believe the changes we have made over the last few years continue to provide an appropriate and balanced opportunity for executives. Our incentive plans remain aligned with the Company’s strategic objectives and our shareholders’ interests, while continuing to motivate and engage the team leading the Company to achieve stretching targets.
We believe salary levels and the mix between fixed and variable compensation continues to be appropriate, however, we shall continue to review the remuneration package on a regular basis to ensure it remains so.
Overall, Company performance has been strong for the last year and therefore Annual Performance Plan (bonus plan) awards to the Executive Directors and their teams reflect that strong performance.
In recognition of the external economic market conditions, the Executive Directors have decided voluntarily they will forego salary increases in June 2009. It is anticipated their salaries will next be reviewed in 2010.
Edward Astle left National Grid on 30 April 2008, following the sale of parts of the non-regulated portfolio, including National Grid Wireless which was sold for a price that was significantly in excess of market expectations at that time. Details of Edward’s leaving arrangements follow later in this report.
Bob Catell retired as an Executive Director on 31 March 2009 and became a Non-executive Director as well as being Deputy Chairman and Non-executive Chairman of National Grid USA, which will be effective until the conclusion of the Company’s Annual General Meeting on 27 July 2009 when Bob will leave the Company. Bob will not receive any payments on leaving, other than with respect to his contractual pension rights and an Annual Performance Plan award reflecting the performance year 2008/09 (details of this award can be found on page 25).
John Allan
Chairman of the Remuneration Committee
Role of the Remuneration Committee
and its terms of reference
The Remuneration Committee is responsible for developing Company policy regarding executive remuneration and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Company and provides direction over the Company’s share plans. The Remuneration Committee operates within terms of reference agreed by the Board, which are available on our website or on request from the Company. The Board has accepted all the recommendations made by the Remuneration Committee during the year.

22     National Grid plc Annual Review 2008/09

Remuneration policy
The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner.
The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Company operates. Remuneration policies are framed around the following key principles:
▪	total rewards should be set at levels that are competitive in the relevant market;

▪	a significant proportion of the Executive Directors’ total reward should be performance based. These incentives will be earned through the achievement of demanding targets for short-term business and individual performance as well as long-term shareholder value creation; and

▪	incentive plans, performance measures and targets should be stretching and aligned as closely as possible with shareholders’ interests.
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:
▪	salary

▪	Annual Performance Plan including the Deferred Share Plan;

▪	long-term incentive, the Performance Share Plan;

▪	all-employee share plans;

▪	pension contributions; and

▪	non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Company’s operating activities along with the size, complexity and international scope of the business. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s performance and experience in the role together with salary practices prevailing for other employees in the Company.
Annual Performance Plan including
the Deferred Share Plan (DSP)
The Annual Performance Plan (bonus plan) is based on achievement of a combination of demanding Company, individual and, where applicable, divisional targets. The principal measures of Company performance are adjusted earnings per share (EPS), consolidated cash flow and return on equity. The main divisional measures are operating profit and line of business returns targets. Financial targets represent 70% of the plan. Individual targets representing 30% of the plan are set in relation to key operating and strategic objectives. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents; or to increase them in the event of exceptional value creation. The Remuneration Committee also has discretion to consider environmental, social and governance issues when determining payments to Executive Directors.
In 2008/09, the maximum opportunity under the Annual Performance Plan for Executive Directors was 150% of base salary, with 40% of the plan (60% of salary) being paid for target performance. One half of any award earned is automatically deferred into National Grid shares (ADSs for US-based Executive Directors) through the DSP. The shares are held in trust for three years before release. For the 2007/08 award and onwards, the deferred shares may be forfeited if the Executive Director ceases employment during the three year holding period as a ‘bad leaver’, for example, resignation.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their Annual Performance Plan award in National Grid shares ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders. In line with current US market practice, US-based Executive Directors’ awards are pensionable.
Long-term incentive – Performance Share Plan (PSP)
Executive Directors receive an award over shares which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares (ADSs for US-based Executive Directors) constituting an award for Executive Directors is 200% of salary.
Shares vest after three years, conditional upon the satisfaction of the relevant performance criteria. Vested shares must then be held for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant.
Awards from 2005 onwards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). This approach will continue going forward. No shares will be released under the TSR part of the award if the Company’s TSR over the three year period, when ranked against that of the FTSE 100 comparator group, falls below the median. For TSR at the median, 30% of those shares will be released, 100% will be released where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100. In calculating TSR, for all awards, it is assumed that dividends are reinvested.
The EPS measure is calculated by reference to National Grid’s real EPS growth. Where annualised EPS growth (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over the three year performance period exceeds the average annual increase in RPI (the general index of retail prices for all items) over the same period by 3% (threshold performance), 30% of the shares under the EPS part of the award will be released, 100% of the shares will be released where EPS growth exceeds RPI growth by 8%. For awards made prior to 2007, the upper target for EPS was 6%. For performance, under each measure, between threshold and the upper target, the number of shares released is calculated on a straight-line basis. No re-testing of performance is permitted for any of the PSP awards that do not vest after the three year performance period and any such awards lapse.
Vested 2005 PSP award
The upper targets for both the EPS and TSR performance criteria were reached for the 2005 award, which has resulted in 100% vesting. The shares from this award will be transferred to participants in July 2009, following the completion of the retention period. The Remuneration Committee agreed to pay a cash amount equivalent in value to the net dividends (after taxes, commissions and any other charges) that would be paid during the retention period in respect of the shares comprised in the vested award. These payments were made in August 2008 and February 2009, to align broadly with dividend payments to our shareholders.

National Grid plc Annual Review 2008/09     23

Summary Directors’ Remuneration Report continued

Recruitment Promise – Special Retention Award (SRA)
As part of a contractual commitment made at the time of Tom King’s recruitment, Tom received a Special Retention Award in November 2007. The one-off award of National Grid ADSs was based on three times his salary on appointment and vests in equal tranches, over three years, on the anniversary of the award (November 2008 through to November 2010) subject to continued employment. There are no performance conditions attached to this award. Details of the vested ADSs representing the first tranche of this award can be found on page 25.
All-employee share plans
▪	Sharesave: UK-based Executive Directors, are eligible to participate in HM Revenue & Customs approved all-employee Sharesave schemes.

▪	Share Incentive Plan (SIP): UK-based Executive Directors are eligible to participate in the SIP.

▪	US Incentive Thrift Plans: US-based Executive Directors are eligible to participate in the Thrift Plans, tax-advantaged savings plans (commonly referred to as 401(k) plans) provided for employees of National Grid’s US companies.

▪	Employee Stock Purchase Plan (ESPP): US-based Executive Directors are eligible to participate in the ESPP. Eligible employees have the opportunity to purchase American Depository Shares (ADSs) on a monthly basis at a 10% discounted price, up to a maximum annual contribution of US$20,000.
Pensions
The pension provisions for the UK-based Executive Directors are designed to provide a final salary pension benefit of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
The current UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet. These Executive Directors can choose to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension.
US-based Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. Benefits are calculated using a formula based on years of service and highest average compensation over five or three consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, Annual Performance Plan awards and incentive share awards (DSP) but not share options or PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental retirement plan provides unreduced pension benefits from age 55.
Non-cash benefits
The Company provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car, use of a driver when required, private medical insurance and life assurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Executive Director.
Flexible benefits plan
Additional benefits may be purchased under the flexible benefits plan (the Plan). The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. A number of Executive Directors participate in this Plan and details of the impact on their salaries are shown in Table 1 on page 25. Similar plans are offered to US-based employees. However, they are not salary sacrifice plans and therefore do not affect salary values. Both Tom King and Bob Catell (when an Executive Director) were participants in such plans during the year.
Share ownership guidelines
Executive Directors are required to build up and retain a shareholding representing at least 100% of annual salary.
Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party.
Entitlement to payment of 12 months’ remuneration on early termination for Executive Directors is not automatic and is determined by the Remuneration Committee exercising its sole discretion, taking into account the circumstances of the termination. In determining any other such payments, the Remuneration Committee gives due regard to the comments and recommendations in the UK Listing Authority’s Listing Rules, the Combined Code on Corporate Governance, as revised in 2006; and other requirements of legislation, regulation and good governance.
The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Company. If this occurs, the departing Executive Director would normally be expected to mitigate any losses incurred as a result of the termination.
Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors. Non-executive Directors’ remuneration comprises an annual fee (£45,000) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£4,000). An additional fee of £12,500 is payable for chairmanship of a board committee and for holding the position of Senior Independent Director. The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive plan, nor do they receive any pension benefits from the Company.
Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders.

24     National Grid plc Annual Review 2008/09

Table 1: Executive Directors

							Year ended
							31 March
	Year ended 31 March 2009						2008
		Annual	Benefits	Benefits
		Performance	in kind(ii)	in kind(ii)	Other
	Salary(i)	Plan (bonus)	(cash)	(non-cash)	emoluments	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Steve Holliday (iii) (iv) (v) (vi)	917	1,265	12	12	–	2,206	2,062

Steve Lucas (iii) (iv) (vi) (vii)	516	709	6	28	–	1,259	1,183

Nick Winser (iii) (iv) (vi)	459	620	–	17	–	1,096	963

Mark Fairbairn (iii) (iv) (vi) (vii)	458	598	8	25	–	1,089	1,010

Tom King (iii) (viii) (ix)	677	704	5	10	–	1,396	1,149

Edward Astle (iii) (x)	37	–	1	–	440	478	1,070

Bob Catell (iii) (viii) (xi) (xii)	825	1,090	6	28	–	1,949	818

Total	3,889	4,986	38	120	440	9,473	8,255

(i)	The Executive Directors decided voluntarily to forego salary increases in 2009. It is anticipated their salaries will next be reviewed in 2010.

(ii)	Benefits in kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car, use of a driver when required; and for this year a fuel card buyout.

(iii)	Each of the Executive Directors is accruing retirement benefits under a defined benefit pension arrangement. In addition, Bob Catell participates in a money purchase pension arrangement through the Company, see (xi) below.

(iv)	The following Executive Directors exercised Share Match awards where the market price on the date of exercise was 663p: Steve Holliday 9,983 shares, he also received £9,739 in respect of a cash payment in lieu of dividends; Steve Lucas 14,778 shares and £17,761; Nick Winser 11,581 shares and £14,078; and Mark Fairbairn 2,134 shares and £3,050 respectively. These values are not included in the table above.

(v)	Steve Holliday also exercised, on its five year maturity, a Sharesave option over 4,692 shares with an option price of 350p.

(vi)	The 2005 PSP award vested in full in June 2008 but the shares under this award are subject to a retention period in order that shares may only be transferred to participants on or after the fourth anniversary of the date of grant. The Remuneration Committee determined cash equivalent dividend payments would be made to participants whilst the shares were in the retention period, therefore, Steve Holliday received £23,856 in August 2008 and £14,157 in February 2009; Steve Lucas £23,576 and £13,990; Nick Winser £21,611 and £12,825; and Mark Fairbairn £9,520 and £5,649 respectively. These values are not included in the table above.

(vii)	These Executive Directors participate in a UK flexible benefits plan which operates by way of salary sacrifice, therefore, their salaries are reduced by the benefits they have purchased. The value of these benefits is included in the Benefits in kind (non-cash) figure. The values are: Steve Lucas £5,522 and Mark Fairbairn £786.

(viii)	For US-based Executive Directors, the exchange rate averaged over the year 1 April 2008 to 31 March 2009 to convert US dollars to UK pounds sterling is US$1.539:£1.

(ix)	Tom King received a Special Retention Award as part of a contractual commitment made at the time of his recruitment. The award vests in three equal parts over three years, the first vesting for which was November 2008 for 11,829 ADSs where each ADS represents five ordinary shares. The ADS price on vesting for the first tranche was US$47.4920.

(x)	Edward Astle left the Board on 30 April 2008. He received a contractual entitlement of one year’s additional salary (part of which was payable in 6 monthly instalments and was subject to mitigation had he taken employment during the period). Shortly after leaving, Edward received 207,905 PSP shares that vested as a result of the performance criteria having been met and taking into account his contribution and in particular the sale of National Grid Wireless being significantly in excess of market expectations. It was agreed that instead of Edward receiving a further 49,032 PSP shares an equivalent monetary value (using a share price of 705p) would be transferred into his pension fund.

(xi)	The Company made contributions in the US worth £4,948 to a money purchase pension arrangement in respect of Bob Catell’s Thrift Plan participation. The exchange rate used, as at
31 March 2009, was US$1.4368:£1.

(xii)	Bob Catell ceased being an Executive Director on 31 March 2009. His employment agreement was terminated and replaced with a Non-executive Director contract for services and he will retire from the Board at the conclusion of the Company’s AGM on 27 July 2009. He did not, nor will he, receive any termination payments.

Table 2: Non-executive Directors

				Year ended
				31 March
	Year ended 31 March 2009			2008
		Other
	Fees	emoluments	Total	Total
	£000s	£000s	£000s	£000s

Sir John Parker (i)	542	62	604	559

Ken Harvey	83	–	83	79

Linda Adamany	75	–	75	77

Philip Aiken (ii)	59	–	59	n/a

John Allan	76	–	76	71

Stephen Pettit	84	–	84	79

Maria Richter	92	–	92	92

George Rose	84	–	84	82

Total	1,095	62	1,157	1,039

(i)	Sir John Parker’s other emoluments comprise a fully expensed car, private medical insurance and life assurance.

(ii)	Philip Aiken joined the Board on 15 May 2008.

Performance graph
The graph opposite represents the comparative TSR performance of the Company from 31 March 2004 to 31 March 2009.
This graph represents the Company’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.
In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

National Grid plc
TSR v FTSE 100

National Grid plc Annual Review 2008/09     25

Summary financial statements
Summary financial statements

Revenue
Revenue from continuing operations principally comprises income from the transmission and distribution of energy in the UK and the US.

Exceptional items, remeasurements and stranded cost recoveries
Significant distortive items, remeasurement gains or losses arising from movements in the carrying value of commodity contracts and financial instruments and the recovery of stranded costs in the US.

Profit for the year from discontinued operations
The results of the Ravenswood generation station, KeySpan Communications and KeySpan engineering companies which were sold during 2008/09.

Earnings per share
Basic – profit attributable to equity shareholders divided by the weighted average number of ordinary shares in issue during the year.
Diluted – as per the basic calculation but assuming that new ordinary shares have been issued on the exercise of share options that have been granted.

Dividends per ordinary share
Paid during the year – represents cash paid to shareholders during the year ended 31 March.
Approved or proposed to be paid – represents the interim dividend paid and final dividend proposed in respect of the year ended 31 March.
Summary consolidated income statement
for the years ended 31 March

	2009	2009	2008 *	2008 *
	£m	£m	£m	£m

Revenue		15,624		11,423
Other operating income		63		75
Operating costs		(13,064)		(8,534)

Operating profit
Before exceptional items, remeasurements
and stranded cost recoveries	2,915		2,595
Exceptional items, remeasurements
and stranded cost recoveries	(292)		369

Total operating profit		2,623		2,964
Interest income and similar income		1,315		1,275
Interest expense and other finance costs
Before exceptional items
and remeasurements	(2,465)		(2,045)
Exceptional items and remeasurements	(84)		(16)

		(2,549)		(2,061)
Share of post-tax results of joint ventures		5		4

Profit before taxation
Before exceptional items, remeasurements
and stranded cost recoveries	1,770		1,829
Exceptional items, remeasurements
and stranded cost recoveries	(376)		353
Total profit before taxation		1,394		2,182
Taxation
Before exceptional items, remeasurements
and stranded cost recoveries	(517)		(579)
Exceptional items, remeasurements
and stranded cost recoveries	45		(28)

Total taxation		(472)		(607)

Profit from continuing operations after taxation
Before exceptional items, remeasurements
and stranded cost recoveries	1,253		1,250
Exceptional items, remeasurements
and stranded cost recoveries	(331)		325

Profit for the year from continuing operations		922		1,575
Profit for the year from discontinued operations
Before exceptional items and remeasurements	9		28
Exceptional items and remeasurements	16		1,590

		25		1,618

Profit for the year		947		3,193

Attributable to:
Equity shareholders of the parent		944		3,190
Minority interests		3		3

		947		3,193

Earnings per share from continuing operations
Basic		37.4p		60.3p
Diluted		37.1p		59.9p
Earnings per share
Basic		38.5p		122.3p
Diluted		38.2p		121.6p

Dividends per ordinary share: paid during the year		33.94p		29.50p
Dividends per ordinary share: for the year(i)		35.64p		33.00p

*	Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation

(i)	Approved or proposed to be paid.

26     National Grid plc Annual Review 2008/09

Total assets
Includes goodwill and other intangible assets, property, plant and equipment, other non-current assets, tax assets, pension asset, inventories, trade and other receivables, financial and other investments, derivative financial assets, cash and cash equivalents and assets of businesses held for sale.

Total liabilities
Includes borrowings and overdrafts, derivative financial liabilities, trade and other payables, tax liabilities, other non-current liabilities, provisions, pensions and other post-retirement benefit obligations and liabilities of businesses held for sale.

Minority interests
Minority shareholders in certain of the Company’s subsidiary undertakings.

Net cash used in investing activities
In 2009, principally consists of purchases of property, plant and equipment, and the disposal of the Ravenswood generation station.
Summary consolidated balance sheet
at 31 March

	2009	2008 *
	£m	£m

Non-current assets	37,712	30,830
Current assets	6,755	5,435
Assets of businesses held for sale	–	1,506

Total assets	44,467	37,771

Current liabilities	(7,026)	(7,146)
Non-current liabilities	(33,457)	(25,188)
Liabilities of businesses held for sale	–	(63)

Total liabilities	(40,483)	(32,397)

Net assets	3,984	5,374

Equity
Shareholders’ equity	3,970	5,356
Minority interests	14	18

Total equity	3,984	5,374

*	Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation
Summary consolidated cash flow statement
for the years ended 31 March

	2009	2008
	£m	£m

Cash flows generated from continuing operations	3,564	3,265
Cash flows generated from discontinued operations	(8)	10
Tax paid	(143)	(110)

Net cash inflow from operating activities	3,413	3,165
Net cash used in investing activities	(1,998)	(3,023)
Net cash inflow used in financing activities	(877)	(1,592)

Net increase/(decrease) in cash and cash equivalents	538	(1,450)

Net debt	(22,673)	(17,641)

These summary consolidated financial statements were approved by the Board of Directors on 13 May 2009 and were signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Finance Director

National Grid plc Annual Review 2008/09     27

Summary financial statements

Basis of preparation and
accounting policies
Independent Auditors’ Statement to
the Members of National Grid plc

The summary consolidated financial statements represent an abridged version of the financial statements in the National Grid Annual Report and Accounts 2008/09, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and as adopted by the European Union (EU).
There have been no significant changes in accounting policies from those adopted in 2007/08. New standards and interpretations adopted during the year did not have a material impact on the reported results or financial position for 2008/09 or 2007/08.
We have examined the summary consolidated financial statements of National Grid plc, which comprise the summary consolidated income statement, summary consolidated balance sheet, summary consolidated cash flow statement and summary Directors’ Remuneration Report.
Respective responsibilities of Directors and Auditors:
The Directors are responsible for preparing the summarised Annual Review in accordance with United Kingdom law.
Our responsibility is to report to you our opinion on the consistency of the summary consolidated financial statements within the summarised Annual Review with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.
We also read the other information contained in the summarised Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary consolidated financial statements.
This statement, including the opinion, has been prepared for, and only for, the Company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion:
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statements’ issued by the Auditing Practices Board. Our report on the Company’s full annual financial statements describes the basis of our audit opinion on these financial statements and the Directors’ Remuneration Report.
Opinion:
In our opinion the summary consolidated financial statements are consistent with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report of National Grid plc for the year ended 31 March 2009 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 13 May 2009

28     National Grid plc Annual Review 2008/09

Shareholder Information
Shareholder Information

Financial calendar
The following dates have been announced or are indicative of future dates:

3 June 2009	Ordinary shares go ex-dividend for 2008/09

5 June 2009	Record date for 2008/09 final dividend

22 July 2009	Scrip election date for 2008/09 final dividend*

27 July 2009	2009 Annual General Meeting and interim management statement

19 August 2009	2008/09 final dividend paid to qualifying ordinary shareholders

19 November 2009	2009/10 half-year results

2 December 2009	Ordinary shares go ex-dividend

4 December 2009	Record date for 2009/10 interim dividend

20 January 2010	2009/10 interim dividend paid to qualifying ordinary shareholders

Jan/Feb 2010	Interim management statement

May 2010	2009/10 preliminary results

*	Please see below for further information about dividends
Dividends
National Grid normally pays dividends twice each year, in accordance with the timetable above.
Subject to shareholder approval at the 2009 Annual General Meeting, National Grid will be offering an optional scrip dividend for the 2008/09 final dividend. The scrip dividend will replace the DRIP, which will be suspended indefinitely. A scrip dividend enables shareholders to receive new ordinary shares in National Grid instead of cash dividends. No dealing costs or stamp duty are incurred (ADR holders are subject to Stamp Duty Reserve Tax).
Shareholders who previously had a DRIP mandate will have to apply for a scrip mandate or alternatively receive a cash dividend. For further information on dividends including the proposed optional scrip dividend, please contact Capita Registrars or register electronically at www.nationalgrid.com/shareholders.
Website and electronic communications
Shareholder documents are now, following changes in company law and shareholder approval, primarily made available via the Company’s website at www.nationalgrid.com/investors unless a shareholder has requested to continue to receive paper copies of such documents. Shareholders can manage their shareholding online at www.nationalgrid.com/shareholders.
Shareholder Networking
National Grid operates a Shareholder Networking programme, the aim of which is to allow UK resident shareholders to gain a better understanding of the Company. The programme, which is normally run twice a year in June and during early December over two days, includes visits to operational sites and presentations by senior managers and employees. Participants also have the opportunity to meet and question Directors. The costs of the programme (including shareholder travel to and from the event) are paid for by National Grid.
If you would like to take part, please write to:
Shareholder Networking Organiser
National Grid House
Warwick Technology Park
Gallows Hill
Warwick CV34 6DA
Participants will be selected by ballot from those applying, with priority given to those who have not recently attended.
Share dealing, individual savings accounts (ISAs) and ShareGift
A share dealing service is available from Capita Registrars. For more information please call 0871 664 0445 (8am – 4.30pm) or visit www.capitadeal.com. Calls are charged at 10p per minute plus network extras. High street banks may also offer share dealing services. Corporate ISAs for National Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443 or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES. If you hold only a few shares and feel that it is uneconomical or otherwise not worthwhile to sell them, you could consider donating your shares to ShareGift, an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give holdings of shares to benefit charitable causes. For more information please visit www.sharegift.org or call Capita Registrars.
These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial advisor authorised pursuant to the Financial Services and Markets Act 2000.
Capital Gains Tax (CGT)
CGT information relating to National Grid shares can be found on our website or obtained from Capita Registrars. Share prices on specific dates can be found at www.nationalgrid.com.
Shareholdings
The following graph shows the movement in National Grid’s share price during 2008/09. A graph showing total shareholder return over five years is available on page 25.

Share price

National Grid plc Annual Review 2008/09     29

For queries about ORDINARY SHARES contact:

Capita Registrars

0871 664 0500* (from outside the UK: +44 20 7098 1198) (textphone: 18001 0870 242 2379) *Calls are charged at 10p per minute plus network extras

nationalgrid@capitaregistrars.com www.nationalgrid.com/shareholders

National Grid Share Register Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0GA

For queries about AMERICAN DEPOSITARY SHARES
(ADSs or ADRs) contact:

The Bank of New York Mellon

1-800-466-7215 (from outside the US: +1-212-815-3700)

shrrelations@mellon.com www.bnymellon.com/shareowner

The Bank of New York Mellon
Shareholders Correspondence
PO Box 358516
Pittsburgh, PA
15252-8516

Alternative formats
Audio tape, braille and large print versions of the Performance Summary are available.
If you wish to receive any of these formats please contact Capita Registrars.
Cautionary Statements
This Annual Review does not contain sufficient information to allow as full an understanding of the results as would be provided by the full Annual Report and Accounts.
This document comprises our Annual Review for the year ended 31 March 2009. The full Annual Report and Accounts of National Grid for the same period is published as a separate document. The Directors’ Report on pages 100 and 101 and the Directors’ Remuneration Report on pages 102 to 112 of the Annual Report and Accounts and the Summary Directors’ Remuneration Report on pages 22 to 25 of the Annual Review have each been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.
This document also contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments and the ability to access capital markets and other sources of credit in a timely manner or on acceptable terms, especially considering the recent deterioration of market conditions in the global economy and financial markets. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate the businesses relating to announced acquisitions with our existing business, to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk Factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The content of any website references herein do not form part of this document.

Performance Summary
Following the introduction of the Performance Summary, the vast majority of our shareholders have chosen to just receive the Performance Summary in paper format rather than the Annual Report or Annual Review. Alternatively, you may wish to receive documents electronically. To find out more about electronic communications, please visit www.nationalgrid.com/shareholders.
Shareholders may, however, also request a full copy of the Annual Report and Accounts, free of charge, from the Registrar.
Printed on revive 100 uncoated paper. This paper is made from 100% de-inked post consumer waste. It has been certified according to the rules of the Forest Stewardship Council (FSC) and it is produced at a mill that is certified to ISO 14001 environmental management standards. The mill uses pulps that are an elemental chlorine free (ECF) process and the inks used are all vegetable oil based.

National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom	Designed by Addison
Registered in England and Wales No. 4031152	www.addison.co.uk
www.nationalgrid.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C. Forward
David C Forward
Assistant Secretary

Date: 16 June 2009